May 16, 2025

Richard Hull
Chief Executive Officer
Miso Robotics, Inc.
680 East Colorado Blvd, Suite 330
Pasadena, CA

      Re: Miso Robotics, Inc.
          Offering Statement on Form 1-A
          Filed May 12, 2025
          File No. 024-12613

Dear Richard Hull:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Andrew Stephenson